Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Noble Energy, Inc.:
     We consent to the use of our reports dated February 18, 2009, with respect to the consolidated balance sheets of Noble Energy, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of operations, shareholders’ equity, comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2008, and the effectiveness of internal control over financial reporting incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus. Our report with respect to the consolidated financial statements refers to changes in the method of accounting for defined benefit pension and other postretirement plans in 2006.
KPMG LLP
Houston, Texas
February 18, 2009